Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 19, 2008
Relating to Preliminary Prospectus dated June 6, 2008
Registration No. 333-151035

ISSUER FREE WRITING PROSPECTUS
PRICING TERM SHEET

Issuer	Synthesis Energy Systems, Inc. (“we,” “us” and “our”)

Public offering price	$92,500,000, or $9.250 per share

Underwriting discounts and commissions	$5,550,000, or $0.555 per share

Proceeds, before expenses, to us	$86,950,000, or $8.695 per share

Common stock offered by us	10,000,000 shares

Common stock to be outstanding immediately after the completion of the offering	46,418,921 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $85,950,000, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds of this offering for equity contributions to our Golden Concord project, and, if approved, our YIMA project, the proposed expansion of our Hai Hua project, when and if agreed to, feasibility and engineering design work for our CONSOL project and any future North American projects and working capital and general corporate purposes.

Over-allotment option	We have granted the underwriters an option to purchase up to 1,500,000 additional shares of common stock solely to cover over-allotments, if any.

NASDAQ Capital Market symbol	“SYMX”

Trade date	June 19, 2008

Closing date	June 25, 2008

The number of shares of common stock outstanding after the offering is based upon the number of shares outstanding as of March 31, 2008, and except as otherwise noted, (i) excludes 6,708,500 shares of our common stock reserved for issuance upon the exercise of options granted under our stock incentive plan with a weighted average exercise price of $4.59 per share; and (ii) assumes no exercise by the underwriters of their over-allotment option to purchase up to 1,500,000 shares of common stock from us.

A copy of our preliminary prospectus, filed as part of Amendment No. 1 to our Registration Statement on Form S-1, File No. 333-151035, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1375063/000095012908003394/h56724a1sv1za.htm

Capitalization

The following table sets forth capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 10,000,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, as described under the caption “Use of proceeds” in the prospectus relating to this offering.

This table should be read in conjunction with the information under “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations,” our unaudited interim consolidated financial statements as of and for the nine months ended March 31, 2008 and related notes, our audited consolidated financial statements as of and for the year ended June 30, 2007 and related notes and other financial information included in the prospectus relating to this offering.

	As of March 31, 2008
	Actual	As adjusted

	(Unaudited)

Cash and cash equivalents	$39,064,777	$125,014,777

Total debt:
Long term bank loan (including current portion)	$13,107,281	$13,107,281

Total debt	13,107,281	13,107,281
Minority interest	3,306,764	3,306,764
Stockholders’ equity:
Common stock, $.01 par value, 100,000,000 shares authorized, 36,418,921 shares issued and outstanding actual and 46,418,921 shares issued and outstanding as adjusted	364,189	464,189
Additional paid-in capital	92,800,594	178,650,594
Deficit accumulated during development stage	(34,214,888)	(34,214,888)
Accumulated other comprehensive income	1,198,669	1,198,669

Total stockholders’ equity	60,148,564	146,098,564

Total capitalization	$76,562,609	$162,512,609

Dilution

Our reported net tangible book value as of March 31, 2008 was $58,563,481, or $1.61 per share of common stock, based upon 36,418,921 shares outstanding as of that date. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities and minority interest. After giving effect to the sale by us of 10,000,000 shares of common stock offered in this offering and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2008 would have been approximately $144,513,481, or $3.11 per share. This represents an immediate increase in net tangible book value of $1.50 per share to our existing stockholders and an immediate dilution of $6.14 per share to new investors purchasing shares at the public offering price.

The following table illustrates the per share dilution:

Public offering price per share		$9.25
Net tangible book value per share as of March 31, 2008	$1.61
Increase per share attributable to new investors	1.50

As adjusted net tangible book value per share after the offering		3.11

Dilution per share to new investors		$6.14

The following table sets forth, as of March 31, 2008, after giving effect to the offering, the number of shares of common stock purchased from us by our existing stockholders and by the new investors, together with the total consideration paid and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	Per share

Existing stockholders	36,418,921	78%	$79,673,850	46%	$2.19
New investors	10,000,000	22%	$92,500,000	54%	$9.25

Total	46,418,921	100%	$172,173,850	100%

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to 11,500,000, or approximately 24% of the total number of shares of common stock.

The data in the table above excludes 6,708,500 shares of our common stock reserved for issuance upon the exercise of options granted under our stock incentive plan with a weighted average exercise price of $4.59 per share.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE UNDERWRITERS WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING EITHER (718) 242-8002 OR (800) 503-4611.